MUNGER, TOLLES & OLSON LLP

ROBERT K. JOHNSON†

ALAN V. FRIEDMAN†

RONALD L. OLSON†

RICHARD S. VOLPERT

DENNIS C. BROWN†

ROBERT E. DENHAM

JEFFREY I. WEINBERGER

CARY B. LERMAN

CHARLES D. SIEGAL

RONALD K. MEYER

GREGORY P. STONE

BRAD D. BRIAN

BRADLEY S. PHILLIPS

GEORGE M. GARVEY

WILLIAM D. TEMKO

STEVEN L. GUISE†

ROBERT B. KNAUSS

STEPHEN M. KRISTOVICH

JOHN W. SPIEGEL

TERRY E. SANCHEZ

STEVEN M. PERRY

MARK B. HELM

JOSEPH D. LEE

MICHAEL R. DOYEN

MICHAEL E. SOLOFF

GREGORY D. PHILLIPS

LAWRENCE C. BARTH

KATHLEEN M. MCDOWELL

GLENN D. POMERANTZ

THOMAS B. WALPER

RONALD C. HAUSMANN

PATRICK J. CAFFERTY, JR.

JAY M. FUJITANI

O’MALLEY M. MILLER

SANDRA A. SEVILLE-JONES

MARK H. EPSTEIN

HENRY WEISSMANN

KEVIN S. ALLRED

BART H. WILLIAMS

JEFFREY A. HEINTZ

JUDITH T. KITANO

KRISTIN LINSLEY MYLES

MARC T.G. DWORSKY

JEROME C. ROTH

STEPHEN D. ROSE

GARTH T. VINCENT

TED DANE

STUART N. SENATOR

MARTIN D. BERN

DANIEL P. COLLINS

RICHARD E. DROOYAN

ROBERT L. DELL ANGELO

BRUCE A. ABBOTT

JONATHAN E. ALTMAN

MARY ANN TODD

MICHAEL J. O’SULLIVAN

KELLY M. KLAUS

DAVID B. GOLDMAN

BURTON A. GROSS

KEVIN S. MASUDA

HOJOON HWANG

KRISTIN S. ESCALANTE

DAVID C. DINIELLI

ANDREA WEISS JEFFRIES

PETER A. DETRE

PAUL J. WATFORD

DANA S. TREISTER

CARL H. MOOR

DAVID M. ROSENZWEIG

DAVID H. FRY

LISA J. DEMSKY

MALCOLM A. HEINICKE

GREGORY J. WEINGART

TAMERLIN J. GODLEY

JAMES C. RUTTEN

J. MARTIN WILLHITE

RICHARD ST. JOHN

ROHIT K. SINGLA

LUIS LI

CAROLYN HOECKER LUEDTKE

C. DAVID LEE

MARK H. KIM

BRETT J. RODDA

SEAN ESKOVITZ

FRED A. ROWLEY, JR.

KATHERINE M. FORSTER

BLANCA FROMM YOUNG

RANDALL G. SOMMER

MARIA SEFERIAN

MANUEL F. CACHÁN

ROSEMARIE T. RING

JOSEPH J. YBARRA

KATHERINE K. HUANG

MICHELLE T. FRIEDLAND

TODD J. ROSEN

SUSAN R. SZABO

LYNN HEALEY SCADUTO

355 SOUTH GRAND AVENUE

THIRTY-FIFTH FLOOR

LOS ANGELES, CALIFORNIA 90071-1560

TELEPHONE (213) 683-9100

FACSIMILE (213) 687-3702

560 MISSION STREET

SAN FRANCISCO, CALIFORNIA 94105-2907

TELEPHONE (415) 512-4000

FACSIMILE (415) 512-4077

ERIC J. LORENZINI

LINDSAY D. MCCASKILL

KATE K. ANDERSON

SUSAN TRAUB BOYD

JENNIFER L. POLSE

BRIAN R. HOCHLEUTNER

GRANT A. DAVIS-DENNY

JASON RANTANEN

JONATHAN H. BLAVIN

KAREN J. EPHRAIM

LIKA C. MIYAKE

MELINDA EADES LeMOINE

ANDREW W. SONG

YOHANCE C. EDWARDS

SETH GOLDMAN

JOSHUA P. GROBAN

VICTORIA L. BOESCH

HAILYN J. CHEN

BRAD SCHNEIDER

GENEVIEVE A. COX

MIRIAM KIM

MISTY M. SANFORD

BRIAN P. DUFF

AIMEE FEINBERG

KATHARINE L. HALL

KATHERINE KU

KIMBERLY A. CHI

SHOSHANA E. BANNETT

TINA CHAROENPONG

LEE S. TAYLOR

DEREK J. KAUFMAN

KIMBERLY D. ENCINAS

MARCUS J. SPIEGEL

GABRIEL P. SANCHEZ

BETHANY W. KRISTOVICH

PAULA R. LEVY

DAVID C. YANG

WILLIAM E. CANO

HENRY E. ORREN

BENJAMIN W. HOWELL

JACOB S. KREILKAMP

JONATHAN M. WEISS

ELISABETH J. NEUBAUER

ERIC P. TUTTLE

HEATHER E. TAKAHASHI

KEVIN A. GOLDMAN

ROBYN KALI BACON

BERNARD A. ESKANDARI

JENNY M. JIANG

KEITH R.D. HAMILTON, II

SORAYA C. KELLY

PATRICK ANDERSON

JEFFREY Y. WU

YUVAL MILLER

MARK R. CONRAD

DANIEL R. MCCARTHY

M. LANCE JASPER

ALISSA BRANHAM

ADAM R. LAWTON

PETER C. RENN

RACHEL L. STEIN

AVI BRAZ

PUNEET K. SANDHU

IAN J. MILLER

MARINA A. TORRES

DAVID S. HAN

DAVID C. LACHMAN

JENNY H. HONG

GUY A. RUB

AARON SEIJI LOWENSTEIN

DANIEL N. ELIZONDO

LAURA D. SMOLOWE

MELISSA CAMACHO-CHEUNG

SARALA V. NAGALA

JUSTIN L. MCNABNEY

LEO GOLDBARD

KIMBERLY A. MORRIS

MATTHEW A. MACDONALD

CAROLYN V. ZABRYCKI

ERIC S. NGUYEN

ERIN E. SCHANNING

MARGARET G. ZIEGLER

ESTHER H. SUNG

RICHARD D. ESBENSHADE†

ALLISON B. STEIN

PETER R. TAFT†

SUSAN E. NASH

TRUC T. DO

OF COUNSEL

E. LEROY TOLLES

(1922-2008)

†A PROFESSIONAL CORPORATION

WRITER’S DIRECT LINE (213) 683-9137 (213) 683-5137 FAX Rob.Knauss@mto.com

November 4, 2010

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David L. Orlic
Mellissa Campbell Duru

Re:	Internet Brands, Inc.
Schedule 13E-3 (the “Schedule 13E-3”)
File No. 005-83613
Filed on September 30, 2010
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
File No. 001-33797
Filed on September 30, 2010

Dear Mr. Orlic and Ms. Duru:

On behalf of our client Internet Brands, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated October 29, 2010 (the “Comments Letter”) relating to the above-referenced filings.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Comments Letter and is concurrently filing via EDGAR an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) and an amended Proxy Statement (the “Amended Proxy Statement”) that reflect these revisions and generally update the information contained therein.  We are supplementally providing two (2) blacklined copies, complete with exhibits, of each of the Amended Schedule 13E-3 and the Amended Proxy Statement, each marked to show changes from the respective documents filed on September 30, 2010.

For the convenience of the Staff, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comments Letter.  Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Amended Schedule 13E-3 or the Amended Proxy Statement, as applicable.

We represent the Company only.  To the extent any response relates to information concerning any of Micro Holding Corp., Micro Acquisition Corp., Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Investors VI, L.P., Hellman & Friedman LLC, JMI Equity Fund VI, L.P., JMI Associates VI, L.L.C. and Robert N. Brisco (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Schedule 13E-3

General

1.                                       We note the disclosure under various items of the Schedule 13E-3.  Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3.   Refer to General Instruction G of Schedule 13E-3.  Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

RESPONSE TO COMMENT 1:

The Company has revised the disclosure in Items 2(a), 2(e) and 5(e) of the Amended Schedule 13E-3 to reflect the Staff’s comment.

2.                                       Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures.  We note that certain members of the company’s management team may enter into agreements to purchase equity interests in Parent prior to the special meeting.  Other than the agreement with Mr. Brisco, please update your disclosure to disclose any additional agreements which have been negotiated and if so, with whom.  Further, please advise us of whether there are any agreements with respect to future participation (equity or otherwise) in Parent

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

involving non-employee directors of the company.  Please confirm your understanding that the execution of any of the aforementioned agreements would require consideration of whether such affiliates are engaged in the going private transaction and whether such affiliates are required to comply with Schedule 13E-3 filing and disclosure obligations.  Refer generally to Compliance and Disclosure interpretation 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations relating to Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

RESPONSE TO COMMENT 2:

The Company supplementally informs the Staff that as of the date of this letter, other than the agreement with Mr. Brisco described in the Proxy Statement, no agreements have been negotiated with members of the Company’s management team to purchase equity interests in Parent.  Further, the Company supplementally informs the Staff that there are no agreements with respect to future participation (equity or otherwise) in Parent involving non-employee directors of the Company and no such agreements are anticipated.

The Company confirms its understanding that the execution of any of the agreements referenced in the previous paragraph would require consideration of whether such affiliates are engaged in the going private transaction and whether such affiliates are required to comply with Schedule 13E-3 filing and disclosure obligations.

Item 12

3.                                       To the extent known after making reasonable inquiry, state whether or not any executive officer or director of the issuer has made a recommendation with respect to the transaction and the reasons for the recommendation, other than as set forth in the filing.  See Item 1012(e) of Regulation M A.

RESPONSE TO COMMENT 3:

Except as set forth in the Amended Proxy Statement, none of the executive officers and directors of the Company has made any recommendations with respect to the proposed going private transaction.

Exhibits

4.                                       Certain of exhibits (c)(2) through (c)(5) contain a disclaimer that these materials are solely for the use of the board of directors and special committee.  Please revise to remove the implication that investors are not entitled to rely on the materials.  Alternatively, advise us of the basis for Jefferies’ belief that shareholders cannot rely upon the opinion to support any claims against Jefferies arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

Jefferies).  Describe any applicable state-law authority regarding the availability of such potential defense.  In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further, state that the availability of such state-law defense to Jefferies would have no effect on the rights and responsibilities of either Jefferies or your board of directors under the federal securities laws.  Refer to section II.D.I of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, exhibits (c)(3) through (c)(5) of the Schedule 13E-3 have been refiled in their entirety as exhibits to the Amended Schedule 13E-3 to remove such disclaimers.  Please see exhibits (c)(3) through (c)(5) to the Amended Schedule 13E-3.

5.                                       The current reports on Form 8-K filed as exhibits (a)(3) and (a)(5)(ii) to your Schedule 13E-3 contain references to the Private Securities Litigation Reform Act of 1995.  Please note that the safe harbor is not available for statements made in connection with a going private transaction.  Refer to Section 21E(b)(2)(C) of the Exchange Act.  Please refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications or filings relating to this offer.

RESPONSE TO COMMENT 5:

The Company confirms its understanding that the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) is not available for statements made in connection with a going private transaction.  Accordingly, the Company will refrain from making any further references to the PSLRA or the safe harbor in any future press releases or other communications or filings relating to the proposed going private transaction.

Preliminary Proxy Statement on Schedule 14A

General

6.                                       Please clearly mark your proxy statement and form of proxy as “Preliminary Copies.”  See Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company has included the following language in the letter to the Company’s stockholders in the Amended Proxy Statement: “Preliminary Proxy Statement, Subject to Completion, Dated November 3, 2010” and has marked “Preliminary Copy” on the form of proxy.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

Summary Term Sheet

Recommendation of Our Special Committee and Board of Directors, page 3

7.                                       We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to the company and its unaffiliated stockholders, with such term defined to mean stockholders other than the Participating Employees.  We consider all of the company’s directors and officers to be affiliates of the company.  Accordingly, please revise here and as necessary throughout the filing, to provide the fairness determination as required by Item 1014(a) of Regulation M-A.

RESPONSE TO COMMENT 7:

The Company has revised the disclosure on pages 3, 24 and 64 of the Amended Proxy Statement to reflect the Staff’s comment.

Questions and Answers about the Merger and the Special Meeting

How do the directors and executive officers of the Company and Idealab intend to vote?, page 12

8.                                       You state that the directors and executive officers of the company intend to vote all of their shares of common stock for the adoption of the merger agreement.  Please state the reasons for the intended action.  See Item 1012(d) of Regulation M-A.

RESPONSE TO COMMENT 8:

The Company has revised the disclosure on page 12 of the Amended Proxy Statement to reflect the Staff’s comment.

Special Factors

Background of the Merger, page 16

9.                                       Please briefly disclose the subject of the discussions that took place between the company and the potential bidders between August 11 and August 24.

RESPONSE TO COMMENT 9:

The Company has revised the disclosure on page 18 of the Amended Proxy Statement to reflect the Staff’s comment.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

10.                                 Please briefly disclose the main points of discussion between the company and Party A on September 1, 2, 4 and 5.

RESPONSE TO COMMENT 10:

The Company has revised the disclosure on page 21 of the Amended Proxy Statement to reflect the Staff’s comment.

11.                                 Please disclose the range of valuations provided by Party A to the company on September 8.

RESPONSE TO COMMENT 11:

The Company has revised the disclosure on page 21 of the Amended Proxy Statement to reflect the Staff’s comment.

Reasons for the Merger.…page 24

12.                                 Please ensure that you present the purposes of the transaction for the company, and its reasons for undertaking the transaction at this particular time.  See Item 1013(a) and (c) of Regulation M-A.

RESPONSE TO COMMENT 12:

The Company has revised the disclosure on page 24 of the Amended Proxy Statement to reflect the Staff’s comment.

13.                                 Please more clearly present the ultimate determination of the special committee and the board of directors that the proposed transaction is both substantively and procedurally fair to the unaffiliated security holders.

RESPONSE TO COMMENT 13:

The Company has revised the disclosure on page 24 of the Amended Proxy Statement to reflect the Staff’s comment.

The Special Committee, page 24

14.                                 Many of the factors in the lists beginning on page 24 and on page 26 are duplicative.  Please revise to eliminate this repetition, which may give the impression that the special committee considered more positive factors than it actually did.  Mr. Brisco’s fairness factors, and those of Parent, Merger Sub and the H&F Filing Persons, are similarly repetitive.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

RESPONSE TO COMMENT 14:

The Company has revised the disclosure on pages 25 and 26, pages 39 and 40, and pages 42 and 43 of the Amended Proxy Statement to reflect the Staff’s comment.

15.                                 In the second bullet point on page 25, you state that the cash nature of the consideration allows your stockholders to receive a fair value for the securities.  Please advise how the receipt of cash ensures fair value of the consideration, or revise your disclosure.  Similar language appears in the fairness determinations of other filing persons.

RESPONSE TO COMMENT 15:

The Company has revised the disclosure on pages 25, 39 and 42 of the Amended Proxy Statement to reflect the Staff’s comment.

16.                                 On page 26, you refer to arm’s-length negotiations between the parties.  References to arm’s-length negotiations are inappropriate in a Rule 13e-3 transaction.  Please revise here and throughout your document.

RESPONSE TO COMMENT 16:

The Company has revised the disclosure on pages 26, 40 and 43 of the Amended Proxy Statement to reflect the Staff’s comment.

Opinion of Financial Advisor to Our Special Committee

Comparable Public Company Analysis, page 33

17.                                 Please explain why Jefferies utilized the ranges set forth in the table on page 34, with reference to the ranges set forth on the prior page.

RESPONSE TO COMMENT 17:

The Company has revised the disclosure on page 34 of the Amended Proxy Statement to reflect the Staff’s comment.

18.                                 Please briefly disclose the criteria used by Jefferies in determining to include or exclude companies from this analysis.

RESPONSE TO COMMENT 18:

Jefferies did not use any criteria in determining which companies to include or exclude from those companies comprising the Selected Comparable Companies in its comparable company analysis.  Nevertheless, in response to this comment, the Proxy Statement has been

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

revised to provide additional disclosure as to how the Selected Comparable Companies were chosen.  Please see page 34 of the Amended Proxy Statement.

Comparable Transactions Analysis, page 34

19.                                 In the paragraph appearing below the table on page 35, please disclose how Jefferies selected the reference ranges appearing in the first sentence.

RESPONSE TO COMMENT 19:

The Company has revised the disclosure on page 35 of the Amended Proxy Statement to reflect the Staff’s comment.

Present Value of Illustrative Future Share Price Analysis, page 36

20.                                 Please disclose how Jefferies determined it was appropriate to use a discount rate of 11.5% to 12.5% for this analysis and the discounted cash flow analysis.  Please also disclose any uncertainties or other implications arising from the use of this discount rate.

RESPONSE TO COMMENT 20:

The Company has revised the disclosure on page 36 of the Amended Proxy Statement to reflect the Staff’s comment.  With this additional disclosure, the Company respectfully advises the Staff that Jefferies has indicated to the Company that there are no additional uncertainties or other implications arising from the use of this discount rate that need to be disclosed.

General, page 36

21.                                 Please disclose the portion of the total fee to Jefferies which is payable contingent upon consummation of the merger.

RESPONSE TO COMMENT 21:

The Company has revised the disclosure on page 37 of the Amended Proxy Statement to reflect the Staff’s comment.

22.                                 We note your disclosure that Jefferies has, in the past, provided financial advisory services to affiliates of Parent and may do so in the future and has received, and may receive, fees for the rendering of such services.  The description in the proxy statement regarding the material relationships between Jefferies and Parent does not provide a narrative and quantitative description of the fees paid or to be paid to Jefferies and its affiliates by Parent and its affiliates.  Please revise the proxy statement to provide these disclosures.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

RESPONSE TO COMMENT 22:

The Company has revised the disclosure on page 37 of the Amended Proxy Statement to reflect the Staff’s comment.

Position of Mr. Brisco as to the Fairness of the Merger, page 39

23.                                 Please briefly disclose the detriments of the transaction, as they appeared to Mr. Brisco in determining the substantive and procedural fairness of the transaction.

RESPONSE TO COMMENT 23:

The Company has revised the disclosure on page 40 of the Amended Proxy Statement to reflect the Staff’s comment.

Solicitation of Proxies, page 67

24.                                 You state that you may employ a variety methods to solicit proxies.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

RESPONSE TO COMMENT 24:

The Company confirms its understanding that all written soliciting materials, including any scripts that are to be used in connection with the solicitation of proxies, must be filed in accordance with Schedule 14A.

The Parties to Merger

Micro Holding Corp. and Micro Acquisition Corp., page 69

25.                                 Please disclose the equity ownership structure for Parent.  Your disclosure implies that this entity is wholly-owned by H&F Fund VI, but please clarify this point.

RESPONSE TO COMMENT 25:

The Company has revised the disclosure on pages 1 and 69 of the Amended Proxy Statement to reflect the Staff’s comment.

The Merger Agreement, page 70

26.                                 In this section of your proxy statement, as well as in the Form 8-K you filed on September 9, 2010, you state that the merger agreement is not intended to provide any factual information about the Company, Parent, Merger Sub or their respective

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

affiliates.  Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

RESPONSE TO COMMENT 26:

The Company has revised the disclosure on pages 71 and 74 of the Amended Proxy Statement to reflect the Staff’s comment.

Important Information Regarding Internet Brands

Historical Selected Financial Data, page 101

27.                                 Please disclose the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K.  Refer to Instruction 1 to Item 13 of Schedule 13E-3 and Item 1010(c)(4) of Regulation M-A.

RESPONSE TO COMMENT 27:

The Company respectfully advises the Staff that it has not disclosed a ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, because the Company does not have and has not had fixed charges in material amounts.  The Company had no fixed charges in its fiscal years ending on December 31 of 2005, 2006, 2007, and 2008.  The Company had fixed charges in the amount of approximately $3,500 in its fiscal year ending on December 31, 2009 and expects to have fixed charges in the amount of approximately $11,000 in its fiscal year ending on December 31, 2010, in each case relating to a capitalized lease obligation.  The Company respectfully submits that calculation of the ratio of the Company’s earnings to the foregoing amounts of fixed charges would not result in meaningful disclosure to the stockholders of the Company.

Important Information Regarding Parent, Merger Sub and the H&F Filing Persons

The H&F Filing Persons, page 109

28.                                 Please provide all information required by Item 1003(c)(2) of Regulation M-A for Mr. Henske.

RESPONSE TO COMMENT 28:

The Company has revised the disclosure on page 111 of the Amended Proxy Statement to reflect the Staff’s comment.

Form of Proxy

29.                                 You appear to be seeking discretionary authority to vote with respect to such other business as may, properly come before the meeting.  We also note the disclosure

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

appearing on page 67 under the heading “Other Matters.”  This disclosure does not appear to comport with Rule 14a-4(c)(3) under the Exchange Act.  Please advise, or revise your proxy statement and/or form of proxy.

RESPONSE TO COMMENT 29:

The Company has revised the disclosure on page 67 of the Amended Proxy Statement and the form of proxy to reflect the Staff’s comment.

Please direct any questions or comments regarding this response letter, the Amended Proxy Statement or the Amended Schedule 13E-3 to the undersigned at (213) 683-9137.  Thank you for your assistance.

Sincerely,

/s/ Robert B. Knauss

Robert B. Knauss, Esq.

cc:	Robert N. Brisco, Internet Brands, Inc.
B. Lynn Walsh, Internet Brands, Inc.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

Annex A

Each of the Filing Persons hereby acknowledges that:

•                                          each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

INTERNET BRANDS, INC.

Date: November 4, 2010	By:	/s/ Robert N. Brisco
	Name:	Robert N. Brisco
	Title:	President and Chief Executive Officer

MICRO HOLDING CORP.

Date: November 4, 2010	By:	/s/ Andrew Ballard
	Name:	Andrew Ballard
	Title:	President

MICRO ACQUISITION CORP.

Date: November 4, 2010	By:	/s/ Andrew Ballard
	Name:	Andrew Ballard
	Title:	President

HELLMAN & FRIEDMAN CAPITAL PARTNERS VI, L.P.

	By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

	By:	HELLMAN & FRIEDMAN LLC, its general partner

Date: November 4, 2010	By:	/s/ Andrew Ballard
	Name:	Andrew Ballard
	Title:	Managing Director

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 4, 2010

Annex A

HELLMAN & FRIEDMAN INVESTORS VI, L.P.

	By:	HELLMAN & FRIEDMAN LLC, its general partner

Date: November 4, 2010	By:	/s/ Andrew Ballard
	Name:	Andrew Ballard
	Title:	Managing Director

HELLMAN & FRIEDMAN LLC

Date: November 4, 2010	By:	/s/ Andrew Ballard
	Name:	Andrew Ballard
	Title:	Managing Director

JMI EQUITY FUND VI, L.P.

	By:	JMI ASSOCIATES VI, L.L.C., its general partner

Date: November 4, 2010	By:	/s/ Paul V. Barber
	Name:	Paul V. Barber
	Title:	Managing Member

JMI ASSOCIATES VI, L.L.C.

Date: November 4, 2010	By:	/s/ Paul V. Barber
	Name:	Paul V. Barber
	Title:	Managing Member

ROBERT N. BRISCO

Date: November 4, 2010	By:	/s/ Robert N. Brisco
	Name:	Robert N. Brisco
	Title:	President and Chief Executive Officer of Internet Brands, Inc.